02043427

1-14842

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002 7/31/2002

e-SIM LTD. (formerly EMULTEK LTD.)

5 Kiryat Mada Street, Har Hotzvim, Jerusalem 91450, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

e-SIM Ltd.

Date: August 1, 2002

By ______________________

Yaron Eldad, CFO

FOR IMMEDIATE RELEASE:

e-SIM Announces the Release of Rapid Version 7.0 and RapidPLUS Xpress

e-Sim is proud to announce the release of RapidPLUS Version 7.0 and the addition of the RapidPLUS Xpress *to its suite of development tools.*

RapidPLUS Version 7.0 includes the following new features:

- **JavaBean wrapper:** JavaBean wrapper functionality has been added to RapidPLUS allowing JavaBeans to be freely used in applications, similar to the current use of ActiveX components.
- **Returning Values from User Functions:** User functions can now return values. Version 7.0 allows any Rapid object to be returned and can build a logic statement at the push of a button that returns a predetermined value.
- **Enhanced Chinese Language Support:** Chinese text can be easily added to notes in the Application Manager and in HTML documents.

RapidPLUS Version 7.0 includes many other enhancements: True-color support for LCD displays; Enhancements to Objects, such as the Pushbutton longpress event, a more advanced Debugger/Inspector, and many others.

Please see for more details on the features and enhancements available with Rapid 7.0.

New Product: RapidPLUS Xpress released as part of Version 7.0:

- **RapidPLUS Xpress**, packaged as an add-on to RapidPLUS DOC product was designed to meet the specific needs of HMI and product designers, product and marketing managers and others involved in early-stage product definition. RapidPLUS Xpress is very easy to learn and use, cost effective and requires no logic programming. RapidPLUS Xpress provides an efficient tool to easily outline a product's functionality, prototype the product, automatically generate screen transition charts, modify and test designs and ensure that the designer's vision is understood.

About e-SIM

Founded in 1990, e-SIM Ltd. is the leading provider of advanced simulation technology for product development, Web-based customer support and marketing. e-SIM's simulation technologies build off its RapidPLUS line of software products that enable product designers and engineers to expedite the concept-to-market life cycle by easily creating simulated computer prototypes that are fully functional, interactive and behaviorally identical to the manufactured products and systems. e-SIM's proprietary technology enables the creation and distribution of electronic LiveManuals, "virtual products" that look and behave like real products, over the Internet or intranet. e-SIM's customer support Web service, [illegible], featuring its proprietary product simulations from multiple manufacturers, interactive user manuals, personal product folios for easy reference, comprehensive manufacturer support information and extended warranties.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.

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